UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Information regarding Growler dated 01 July 2025

Press Release

1 July 2025

Argo Blockchain plc

("Argo" or "the Company")

Information regarding Growler

Further to its announcement on 30 June 2025 concerning a proposed restructuring, Argo Blockchain PLC (LSE: ARB, NASDAQ: ARBK) discloses the following information regarding its counterparty and lender, Grower Mining, LLC (n/k/a Growler Mining Tuscaloosa, LLC)  ("Growler"):

Growler is a privately held company wholly owned by Stan Pate, a veteran entrepreneur with over 45 years of experience in commercial real estate, oil and gas, and emerging technologies. The company currently operates cryptocurrency mining facilities in Alabama and serves as a platform for Mr. Pate's broader investment and development initiatives. Growler is also actively exploring opportunities in the evolving AI infrastructure space, leveraging its existing digital capabilities to support the next generation of compute-intensive technologies.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 July, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer